May 2026 The Chiba Bank, Ltd. Company Presentation — Management Consolidation with The Chiba Kogyo Bank, Ltd. — (Excerpt) QR確認済EN 1 株式会社千葉銀行 会社説明会 ～株式会社千葉興業銀行との経営統合について～ TSE Prime Market 8331 Filed by The Chiba Bank, Ltd. Pursuant to Rule 425 under the U.S. Securities Act of 1933 Subject Companies: The Chiba Kogyo Bank, Ltd. (File Number: 132-02880) and The Chiba Bank, Ltd. (File Number: 132-02879) Dated May 18, 2026

Share Transfer Ratio（What is the share transfer ratio? ①） 　The method of the Management Consolidation（Joint share transfer） 1 Chiba Kogyo Bank Shareholders Chiba Bank Shareholders Chiba Kogyo Bank Chiba Bank Current Status On or after April 1, 2027 （Former Chiba Bank / Former Chiba Kogyo Bank Shareholders） New Holding Company Shareholders Chiba Financial Group（Chiba FG） Chiba Kogyo Bank Chiba Bank Joint share transfer The new holding company (Chiba FG) will become the parent company of Chiba Bank and Chiba Kogyo Bank To the shareholders of the former Chiba Bank and the former Chiba Kogyo Bank, Chiba FG shares will be delivered (allotted) according to "the share transfer ratio" Chiba Bank and Chiba Kogyo Bank will continue to exist as separate entities (this is not a merger) ◆ What is the joint share transfer・・・? This indicates "how many Chiba FG shares will be allotted per one Chiba Kogyo Bank share" when "one Chiba FG share is delivered per one Chiba Bank share" This will be decided through discussions and negotiations between the two banks, with reference to the "per share value" calculated by third-party appraisers The per share value will be calculated by a third-party appraiser based on market valuations such as stock prices and projections of future cash flows ◆ What is the share transfer ratio・・・?

Share Transfer Ratio（What is the share transfer ratio? ②） Chiba Bank Shares Chiba FG Shares One share One share 　Per-share value of Chiba FG is set equal to that of Chiba Bank 　 On this basis, 　one Chiba FG share will be delivered to shareholders holding 　one Chiba Bank share *Generally, shares of the company with the larger market capitalization are 　used as the basis Chiba Kogyo Bank Shares Chiba FG Shares Chiba Bank Shareholders Chiba Kogyo Bank Shareholders One share X share The share transfer ratio (1:X) expresses how many Chiba FG shares will be allotted to a shareholder holding one Chiba Kogyo Bank share X represents the difference between the per share value of Chiba Kogyo Bank and the per share value of Chiba Bank X 　＝ 千葉興業銀行1株あたり株式価値 千葉銀行1株あたり株式価値 　Calculation ｍethod for share transfer ratio (1:X) 2 ちばFG1株あたり株式価値 千葉銀行1株あたり株式価値　　＝ Per-share value of Chiba Kogyo Bank ＝ 千葉銀行1株あたり株式価値×　X株　 従って、 肥後＋鹿児島（2014/11）　１：1.11 横浜＋東日本（2014/11）　１：0.541 足利HD＋常陽（2015/11）　１：1.17 ふくおかFG＋十八（2016/2）　１：1.12 三重＋第三（2017/2）　１：0.70 第四＋北越（2017/4）　１：0.50 青森＋みちのく（2021/5）　１：0.46 中京＋愛知（2021/12）　１：3.33 八十二＋長野（2022/9）　　　　　　　１：2.54 ふくおかFG＋福岡中央（2022/11）　１：0.81 千葉＋千葉興業（2026/3）　１：1.00 第四北越FG＋群馬（2026/3）　１：1.125 ⇒銀行規模や収益水準を示すものではない Per-share value of Chiba FG Per-share value of Chiba Bank ＝ × X share × X share ＝ Per-share value of Chiba Kogyo Bank Per-share value of Chiba Bank X What X Represents Relationship between Share Value and Exchange Ratio (1:X) X 株 ＝ ⇒銀行規模や収益水準を示すものではない The share transfer ratio does not indicate the superiority or inferiority of companies in terms of "bank size" or "profit levels" ◆Past Regional Bank Cases（Since ２０２２）・・・ 　　 　 September 2022　　　　　 Hachijuni + Nagano １：2.54 November 2022　 Fukuoka　FG + Fukuoka Chuo １：0.81 　　　March 2026　 Chiba + Chiba Kogyo １：1.00 March 2026 Daishi Hokuetsu　FG + Gunma １：1.125 （Highlight the bank with the larger market capitalization）

Share Transfer Ratio（What is the Per-share value? ①）

◆**What is the Per-share value ･･･**

- Third-party appraisers assess the per-share value by comprehensively considering not only stock prices but also earnings, dividends, and financial conditions

	Per-share value of Chiba Bank*1,2	Per-share value of Chiba Kogyo Bank*1,2,3
【Market Valuation】		(Compared to Chiba Bank)
Trends in Market Stock Prices	**2,024 yen,** previous day's (3/24) closing price	**2,063 yen,** previous day's (3/24) closing price ×**1.019 times**
【Earnings and Dividend Status】		
Earnings Per Share（FY2025 Forecast)	**127.97 yen**	**135.48 yen** ×**1.059 times**
Dividends Per Share（FY2025 Forecast)	52.00 yen	10.00 yen
【Financial and Capital Status】		
Net Assets Per Share（As of the end of December 2025)	**1,781 yen**	**2,498 yen** × **1.403 times**
Investment Indicators of Similar Companies（P/E Ratio, P/B Ratio, etc.)	–	–
Future Earnings Plan	–	–
⋮		
Cost of Equity	–	–
Number of Outstanding Shares（As of the end of December 2025)	**697,847,272 Shares** × 11.7 times (Relative to the number of outstanding shares of Chiba Kogyo Bank)	**59,465,577 Shares**

*1：The figures above are based on disclosure information as of the third quarter of the fiscal year ending March 2026
*2：The number of outstanding shares excludes treasury shares (for Chiba Kogyo Bank, this excludes treasury shares held by the Stock Benefit Trust)
*3：Chiba Kogyo Bank's net assets per share exclude preferred shares

Copyright © 2026 The Chiba Bank, Ltd. All Rights Reserved.

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Share Transfer Ratio（What is the Per-share value? ②）

Methodology of Share Transfer Ratio（1 : 1）

- ✓ Two banks, after referencing the analysis results from their third-party appraiser, and comprehensively considering factors such as their market stock prices, financial conditions, and future prospects, engaged in repeated negotiations and discussions, ultimately agreeing that a share transfer ratio of 1:1 was appropriate
- ✓ The share transfer ratio (1:1) was agreed upon as a result of negotiations and discussions, and indicates how many Chiba FG shares will be allotted to each bank's shares (It does not represent an "equal consolidation")

(Ref.)【Analysis results by third-party appraiser】

Calculation of the share transfer ratio range based on the per-share value of two banks

Valuation by Mitsubishi UFJ Morgan Stanley Securities (Third-party appraiser for Chiba Bank)

Valuation Methods	Reasonable Range of Share Transfer Ratios presented by Third-Party appraiser
Market Price Analysis	1 ： 0.98 ～ 1.02
Comparable Company Analysis	1 ： 0.73 ～ 1.18
Dividend Discount Model Analysis	1 ： 0.74 ～ 1.29

Valuation by Mizuho Securities (Third-party appraiser for Chiba Kogyo Bank)

Valuation Methods	Reasonable Range of Share Transfer Ratios presented by Third-Party appraiser
Market Price Method	1 ： 0.98 ～ 1.02
Comparable Company Analysis method	1 ： 0.81 ～ 1.25
Dividend Discount Model method	1 ： 0.74 ～ 1.57

In all cases, the share transfer ratio (1:1) falls within the calculated range

Copyright © 2026 The Chiba Bank, Ltd. All Rights Reserved.
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Share Transfer Ratio（Transition of stock price ratios on the final agreement announcement date） 【Relative Stock Price Chart　(March 25, 2026）】 Indexed with the opening stock price on March 25, 2026, set as 100 The stock price ratio was "1:1.04" based on the closing price of the morning session on March 25, while it was "1:0.98" at the closing price of March 25, and thereafter, it consistently trended at a level close to the agreed-upon share transfer ratio Furthermore, the future elimination of outward preferred dividend flows through the acquisition and cancellation of Chiba Kogyo Bank preferred shares, leading to an increase in profits attributable to Chiba FG common shareholders, was also a positive factor Definitive Agreement Announcement (March 25, 11:30) 11:30 15:30 1.04 0.98 1.00 Chiba Bank Chiba Kogyo Bank Stock Price Ratio (Right Axis)

Share Transfer Ratio (Future Earnings Image Attributable to Chiba Bank Shareholders)

○ We aim to increase profits attributable to former Chiba Bank shareholders (= source of dividends) through the accumulation of profits from both banks, as well as through the creation of profits from synergy impacts of this business integration

Until the end of March 2027

✓ Former Chiba Bank and former Chiba Kogyo Bank shareholders will receive dividends in accordance with each bank's individual dividend policy and other decisions


Profits attributable to each bank's individual common shares
Chiba Kogyo Bank Net Income
Dividends
Chiba Kogyo Bank Shareholders
Chiba Bank Net Income
Dividends
Chiba Bank Shareholders

On or after April 1, 2027

✓ Former Chiba Bank and former Chiba Kogyo Bank shareholders will receive Chiba FG shares according to the share transfer ratio (1:1), and will then receive dividends corresponding to the number of shares received


Individual profit accumulation of two banks
Profits attributable to Chiba FG's common shares
Synergy impacts
Chiba Kogyo Bank Net Income
Chiba Bank Net Income
Synergy impacts generated by the business integration
= Profits that would not have been generated without the business integration
Increase in Chiba FG Profits
Former Chiba Kogyo Bank Shareholders' Holding Ratio *1,2 (6.4%)
Former Chiba Bank Shareholders' Holding Ratio *1,2 (93.6%)
Increase in profits (source of dividends) attributable to former Chiba Bank shareholders

Target Management Indicators (FY2028)	Level
Consolidated ROE (net assets basis)	Around 11%
Profit attributable to owners of parent	140 billion yen or more
Consolidated Tier 1 common equity capital ratio*	10.5～11.5%
Consolidated OHR	Around 40%

*Basel III full implementation finalization basis (excluding valuation differences on securities)


Dividends
Chiba FG Shareholders
Aiming for further dividend growth

*1 : Calculated based on the total number of outstanding common shares of Chiba Bank: 805,521,087 shares (as of December 31, 2025), and the total number of outstanding common shares of Chiba Kogyo Bank: 62,222,045 shares (as of December 31, 2025). Furthermore, treasury shares of Chiba Bank as of December 31, 2025 (107,673,815 shares), treasury shares of Chiba Kogyo Bank as of December 31, 2025 (2,756,468 shares, calculated excluding treasury shares held by Chiba Kogyo Bank's stock benefit trust), and Chiba Bank's holdings of Chiba Kogyo Bank shares (11,812,000 shares) are excluded from the above calculation.

*2 : The above new share count does not include the number of common shares of the joint holding company to be delivered to the holders of Chiba Kogyo Bank's 2nd Series Class 6 Preferred Shares and 2nd Series Class 7 Preferred Shares.

Copyright © 2026 The Chiba Bank, Ltd. All Rights Reserved.

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Share Transfer Ratio（Chiba Kogyo Bank Stock Price Trend (Since January 4, 2024) ） Chiba Kogyo Bank’s stock price has, in the past, at times exhibited a relatively high valuation compared with other regional banks and experienced sharp fluctuations amid speculation and uncertain information; however, such influences have diminished over time, and we evaluate the share value by taking the current market price into account. 【Stock Price Chart (January 4, 2024 – March 24, 2026 (Business day prior to final agreement announcement)) Indexed with the closing price on December 29, 2023, set as 100 Holding Period by Ariake Capital (~March 28, 2025) Speculative Reporting (July 1, 2025) Chiba Bank acquires 19.9% of Chiba Kogyo Bank shares from Ariake Capital (March 28, 2025) Announcement of Memorandum of Understanding (September 29, 2025) January 4, 2024 March 18, 2024 May 31, 2024 August 13, 2024

Share Transfer Ratio（Stock Valuation Methods Used by Third-Party appraisers） Method for analyzing past stock price trends Market Price Analysis Calculating share value using financial indicators of listed companies similar to each bank Comparable Company Analysis Calculating share value as the shareholder value based on the theoretical distributable dividends over the business plan period 　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　(assuming the acquisition and cancellation of preferred shares) Dividend Discount Model Analysis For the calculation and analysis of the share transfer ratio, the following three methods were used by the third-party appraisers

If the management consolidation between The Chiba Bank, Ltd. and The Chiba Kogyo Bank, Ltd. (collectively, the “Banks”, and such management consolidation, the “Management Consolidation”) is executed, the Banks plan to file a Form F-4 registration statement (“Form F-4”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the Management Consolidation. If a Form F-4 is filed, the Form F-4 will include a prospectus and other documents. If a Form F-4 is filed and becomes effective, the prospectus filed as part of the Form F-4 will be sent to U.S. shareholders of the Banks before the date of the shareholders meetings at which the Management Consolidation will be voted upon. The Form F-4 and prospectus will, if the Form F-4 is filed, contain material information, including information about the Banks, the Management Consolidation, and other related information. U.S. shareholders to whom the prospectus is distributed are requested to carefully read the Form F-4, prospectus, and other documents that are planned to be filed with the SEC in connection with the Management Consolidation before exercising voting rights in relation to the Management Consolidation at the relevant bank’s shareholders meeting. All documents filed with the SEC in connection with the Management Consolidation will be made available, free of charge, on the SEC’s website (www.sec.gov) after they are filed. These documents will be provided free of charge upon request. Requests for delivery may be made using the contact information stated below. Cautionary Statement Concerning Forward-Looking Statements This document contains forward-looking statements regarding a Management Consolidation between the Banks and its outcome. These forward-looking statements are presented using the words “anticipate,” “aim,” “will,” “risk,” “might,” and other similar expressions or by descriptions regarding strategies, goals, plans, intentions, or the like. A number of factors might cause the Banks’ actual respective business performances to differ materially from the forward-looking statements contained herein. The Banks do not bear any obligation to update and publicly announce any forward-looking statements after the date of this document. Investors are requested to refer to any further disclosures made by the Banks (or the post-management consolidation group) in public announcements in Japan and SEC filings. Examples of risks, uncertainties, and other factors indicated above include, but are not limited to, those set out below. -Failure to obtain the necessary shareholder meeting approval for the Management Consolidation -Failure to obtain the necessary permits and approvals for the Management Consolidation, or failure to fulfill other terms and conditions for the execution of the Management Consolidation -Impact of changes in laws, accounting standards, or the business environment applicable to the Banks -Challenges in implementing the business strategies of the Banks -Impact of changes in general economic or industry conditions, including financial market instability -Other risks related to the execution of the Management Consolidation パレット 【Regarding the U.S. Securities Act】

Inquiries related to this presentation should be addressed to: The Chiba Bank, Ltd. Corporate Planning Division Investor Relations Office Tel: 043-301-8459 E-Mail: ir@chibabank.co.jp This material was prepared only for the purpose of providing information and does not solicit the purchase or sale of any specific securities. All or part of the matters described in this material may be revised or changed without prior notice. This materials contains forward-looking statements. These statements are not represented as providing a guarantee of the Bank’s future performance, and actual results may be subject to risks and uncertainties. Please note that future performance may differ due to change in business environment, etc.